UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

WARNER BROS. DISCOVERY, INC.

(Name of Subject Company)

WARNER BROS. DISCOVERY, INC.

(Name of Persons Filing Statement)

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Priya Aiyar

Chief Legal Officer

Warner Bros. Discovery, Inc.

230 Park Avenue South

New York, New York 10003

(212) 548-5555

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Jonathan E. Levitsky	Andrew J. Nussbaum
Gordon S. Moodie	Karessa L. Cain
Katherine D. Taylor	Hannah Clark
Erik J. Andren	Wachtell, Lipton, Rosen & Katz
Debevoise & Plimpton LLP	51 West 52nd Street
66 Hudson Boulevard	New York, New York 10019
New York, New York 10001	(212) 403-1000
(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Warner Bros. Discovery, Inc. (“WBD”) with the Securities and Exchange Commission (“SEC”) on December 17, 2025, relating to the unsolicited offer by Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“PSKY”), to purchase all of the outstanding shares of WBD’s Series A common stock, par value $0.01 per share (“WBD Common Stock”), other than shares held in treasury by WBD or owned by PSKY or any of its wholly-owned subsidiaries, at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase. Thereafter, on December 22, 2025, the Purchaser and PSKY filed Amendment No. 7 to the Tender Offer Statement on Schedule TO (the “December 22 Amendment”) to amend the terms of the unsolicited tender offer but did not revise the Offer Price, and thereafter, on January 7, 2026, WBD filed Amendment No. 3 to Schedule 14D-9 with the SEC (the “Amended Schedule 14D-9”). This Amendment No. 5 is being filed to reflect certain updates indicated below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The subsection entitled “The Netflix Merger Agreement” in Item 3 of the Statement is hereby amended and restated in its entirety as follows:

The Amended and Restated Netflix Merger Agreement

On January 19, 2026, WBD, Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly owned subsidiary of Netflix (“Merger Sub”), and New Topco 25, Inc., a newly formed Delaware corporation and wholly owned subsidiary of WBD (“NewCo”), entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Netflix Merger Agreement”), which amends and restates in its entirety the Agreement and Plan of Merger, dated as of December 4, 2025, by and among WBD, Netflix, Merger Sub and NewCo (the “Netflix Merger Agreement”). Pursuant to the Amended and Restated Netflix Merger Agreement, WBD and Netflix have agreed to revise the structure of their previously announced transaction to provide that the $27.75 per share merger consideration to be paid to WBD stockholders in the Netflix Merger (as defined below) will be paid entirely in cash, instead of a combination of cash and shares of Netflix common stock, subject to the terms and conditions of the Amended and Restated Netflix Merger Agreement. In addition, the Amended and Restated Netflix Merger Agreement provides for the reduction of the “Specified Amount” of net indebtedness to be borne by Discovery Global at the effective time of the Separation and Distribution by $260 million.

Consistent with, and unchanged from, the Netflix Merger Agreement, the Amended and Restated Netflix Merger Agreement provides that, among other things and subject to the terms therein, (i) a newly formed Delaware corporation and wholly owned subsidiary of NewCo will merge with and into WBD (the “Holdco Merger”) in accordance with Section 251(g) of the DGCL and pursuant to an agreement and plan of merger, with WBD surviving as a wholly owned subsidiary of NewCo and with the stockholders of WBD immediately prior to the effective time of the Holdco Merger becoming the stockholders of NewCo at and immediately following the effective time of the Holdco Merger, (ii) WBD will undertake an internal reorganization and the separation and distribution (the “Separation and Distribution”) of WBD’s Global Linear Networks segment (subject to certain deviations set forth on a schedule to the Separation and Distribution Agreement (the “Separation and Distribution Agreement”)) and certain other assets and liabilities as further described below (the “SpinCo Business”), as a result of which NewCo will hold WBD’s Streaming and Studios segments (subject to certain deviations set forth on a schedule to the Separation and Distribution Agreement) and certain other assets and liabilities as further described below (the “Retained Business” or “Warner Bros.”) and a newly formed entity (“Discovery Global”) will hold the SpinCo Business, and WBD will distribute all of the issued and outstanding stock of Discovery Global to the holders of the outstanding shares of WBD Common Stock at the effective time of the Separation and Distribution, on a pro rata basis, and (iii) at the effective time of the Netflix Merger (the “Effective Time”), Merger Sub will merge with and into NewCo, with NewCo surviving as a wholly owned subsidiary of Netflix (the “Netflix Merger”).

Consistent with, and unchanged from, the Original Merger Agreement, at the effective time of the Holdco Merger, and by virtue of the Holdco Merger, each share of WBD Common Stock will be converted into one share of NewCo common stock of the same class (“NewCo Common Stock”), and NewCo will be renamed “Warner Bros. Discovery, Inc.” For the avoidance of doubt, all references to WBD and WBD Common Stock with respect to a matter occurring after the completion of the Holdco Merger will be deemed to be references to NewCo and NewCo Common Stock, respectively.

The boards of directors of WBD and Netflix have unanimously approved the Amended and Restated Netflix Merger Agreement and the consummation of the Netflix Merger, and the other transactions contemplated thereby, and the WBD Board has unanimously recommended that WBD’s stockholders approve the Netflix Merger and adopt the Amended and Restated Netflix Merger Agreement.

Subject to the terms and conditions set forth in the Amended and Restated Netflix Merger Agreement and the Separation and Distribution Agreement, at the Effective Time, WBD stockholders will receive for each share of WBD Common Stock an amount in cash equal to $27.75, without interest (the “Merger Consideration”), subject to any Per Share Merger Consideration Reduction (as defined in the Amended and Restated Netflix Merger Agreement). In addition, in connection with the Separation and Distribution, WBD stockholders will receive for each share of WBD Common Stock a number of shares of common stock of Discovery Global equal to a distribution ratio to be determined closer in time to the Separation and Distribution.

Consistent with, and unchanged from, the Netflix Merger Agreement, the Amended and Restated Netflix Merger Agreement contains customary representations and warranties and pre-closing covenants of both WBD and Netflix, along with customary closing conditions, including, among others, the consummation of the Separation and Distribution.

Consistent with, and unchanged from, the Netflix Merger Agreement, the Amended and Restated Netflix Merger Agreement also provides for certain mutual termination rights. Upon termination of the Amended and Restated Netflix Merger Agreement under certain circumstances, including, but not limited to, if WBD terminates the Amended and Restated Netflix Merger

Agreement to enter into a definitive agreement providing for a Company Superior Proposal (as defined in the Amended and Restated Netflix Merger Agreement), WBD will be obligated to pay Netflix a fee equal to $2.8 billion. Additionally, if the Amended and Restated Netflix Merger Agreement is terminated after March 4, 2027 (subject to two automatic three-month extensions under certain circumstances) due to failure to receive certain regulatory clearances or due to an antitrust or foreign regulatory injunction permanently enjoining the Netflix Merger, Netflix will be obligated to pay WBD a fee equal to $5.8 billion.

A summary of the Amended and Restated Netflix Merger Agreement is contained in Annex A to this Statement, which contains certain disclosure from WBD’s Current Report on Form 8-K filed with the SEC on January 20, 2026. This summary does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Netflix Merger Agreement, which is filed as Exhibit (e)(71) to this Statement and is incorporated herein by reference. Additional disclosure related to the Amended and Restated Netflix Merger Agreement is contained in the preliminary proxy statement filed by WBD on January 20, 2026 (the “Proxy Statement”).

Item 4. The Solicitation or Recommendation

The subsection entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer and the Netflix Merger” in Item 4 of the Statement is hereby amended and supplemented by deleting the last four paragraphs and adding the following paragraphs at the end of the subsection:

On December 29, 2025, following discussions between representatives of Netflix and WBD, in which Netflix’s representatives indicated Netflix’s willingness to consider an all-cash transaction and the parties discussed the potential benefits to WBD and its stockholders from such a transaction, including the more certain value as compared to the Netflix Merger Agreement and the potential that the WBD stockholder meeting to consider the Netflix Merger and related matters could be held more promptly, Skadden, on behalf of Netflix, sent a draft of an amended and restated merger agreement to Debevoise and Wachtell, which would amend the form of consideration from a combination of stock and cash (as described above) to $27.75 in cash per share of WBD Common Stock, noting that Netflix was still considering its willingness to enter into such an amended and restated merger agreement (the “All-Cash Proposal”).

On December 30, 2025, the Transaction Committee held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, along with members of WBD’s senior management. During the meeting, the Transaction Committee discussed key considerations with respect to the Offer, and instructed WBD’s advisors to commence drafting a responsive amendment to the Statement for review by the Transaction Committee.

On January 4, 2026, the Transaction Committee held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, along with members of WBD’s senior management. During the meeting, the Transaction Committee reviewed material portions of a draft of the Amended Schedule 14D-9 responding to the Offer, and provided feedback to WBD’s management and advisors.

On January 6, 2026, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton and Covington, along with members of WBD’s senior management. Representatives of Debevoise and Wachtell Lipton reviewed fiduciary duty considerations applicable to the WBD Board in evaluating the Offer. The WBD Board discussed various considerations with respect to the Offer, including the value of the Offer, taking into account numerous risks and uncertainties relating to the Offer, as well as the benefits of the Netflix Merger and the Separation and Distribution. Following discussion, the WBD Board unanimously determined to recommend that WBD stockholders reject the Offer and not tender their shares of WBD Common Stock pursuant to the Offer, and to recommend the Netflix Merger Agreement for adoption by WBD’s stockholders. The WBD Board directed WBD’s management and advisors to prepare and file the Amended Schedule 14D-9 reflecting its recommendation.

On January 7, 2026, WBD filed the Amended Schedule 14D-9.

On January 9, 2026, Debevoise, on behalf of WBD, sent a revised draft of an amended and restated merger agreement to Skadden.

On January 12, 2026, PSKY filed a complaint in the Delaware Court of Chancery against the WBD Board (and its Chair Emeritus, Dr. Malone) and WBD. The suit asserts a claim for breach of fiduciary duty against the directors, alleging that the WBD Board failed to disclose material information in both the Statement (as originally filed on December 17, 2025) and the Amended Schedule 14D-9. PSKY also requested that the court expedite the case in light of the then-current expiration date of the Offer on January 21, 2026.

Also on January 12, 2026, a senior representative of Centerview twice called one of WBD’s independent directors. The Centerview representative stated that he expected the director had seen PSKY’s litigation announcement that morning, and he requested an opportunity to talk to WBD and meet with the director, notwithstanding WBD’s obligations under the Netflix Merger Agreement of which the Centerview representative noted he was aware. The director declined the meeting request, noting the terms of the Netflix Merger Agreement, which did not allow for such a conversation at the time.

Also on January 12, 2026, the Transaction Committee held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, together with members of WBD’s senior management. During the meeting, the Transaction Committee received an update on the litigation commenced by PSKY. The Transaction Committee also discussed the potential All-Cash Proposal and related amendment and restatement of the Netflix Merger Agreement, and the preparation of the Proxy Statement.

On January 13, 2026, Skadden, on behalf of Netflix, sent a revised draft of an amended and restated merger agreement to Debevoise and Wachtell.

On January 15, 2026, the Delaware Court of Chancery denied PSKY’s request for expedition, stating that PSKY failed to demonstrate that it would suffer any irreparable harm in its capacity as a WBD stockholder if the litigation was not expedited, among other reasons. The Court did not set a further schedule for PSKY’s lawsuit.

On January 16, 2026, representatives of Netflix conveyed to representatives of WBD that—in light of the stronger than previously anticipated 2025 cash flow performance of Discovery Global, and resulting decrease in WBD’s anticipated level of consolidated net debt immediately prior to the Separation and Distribution—Netflix would agree to share this value upside with Discovery Global (and its stockholders) by reducing the “Specified Amount” of net indebtedness to be borne by Discovery Global at the effective time of the Separation and Distribution by $260 million.

On January 17, 2026, and January 18, 2026, Debevoise, on behalf of WBD, sent revised drafts of an amended and restated merger agreement to Skadden.

On January 19, 2026, the WBD Board held a meeting via means of remote communication, which included representatives of Allen & Company, J.P. Morgan, Evercore, Debevoise, Wachtell Lipton, Covington and Joele Frank, along with members of WBD’s senior management. During the meeting, the WBD Board reviewed the All-Cash Proposal and the terms of the Amended and Restated Netflix Merger Agreement.

At the meeting, WBD management presented to the WBD Board certain updated unaudited prospective financial information with respect to (i) the Retained Business’s future operations for fiscal years 2026 through 2030 and (ii) Discovery Global’s future operations for fiscal years 2026 through 2030, in each case assuming the completion of the Separation and Distribution at the beginning of the projection period. WBD management reviewed with the WBD Board the reasons for these updates as further described in the Proxy Statement and responded to questions from directors. At the WBD Board’s request, Allen & Company and J.P. Morgan provided the WBD Board with certain financial analyses relating to Discovery Global on a standalone basis after giving effect to the Separation and Distribution utilizing WBD management projections for Discovery Global. Allen & Company and J.P. Morgan utilized, among various methodologies, a selected public companies analysis on a whole company basis and a selected public companies sum-of-the-parts analysis to reflect the distinct financial profiles of Discovery Global’s constituent businesses. The WBD Board viewed these two analyses as particularly relevant in evaluating the value of Discovery Global in the context of the Separation and Distribution. The WBD Board observed that the selected public companies analysis on a whole company basis indicated an approximate implied equity value reference range for Discovery Global of $1.33 to $3.24 per share, and the selected public companies sum-of-the-parts analysis indicated an approximate implied equity value reference range for Discovery Global of $2.41 to $3.77 per share, as summarized in the Proxy Statement. The WBD Board also noted as relevant the potential for additional value for Discovery Global in the context of a potential future acquisition transaction based on a selected transactions analysis, which indicated an approximate implied equity value reference range for Discovery Global of $4.63 to $6.86 per share.

From time to time, including since the WBD Board’s announcement in June 2025 of its intention to separate the SpinCo Business and the Retained Business, the WBD Board had considered the performance and prospects of Discovery Global as a separate company, and the benefits to WBD’s stockholders of such a separation. In connection with the entry into the Netflix

Merger Agreement on December 4, 2025, the WBD Board had received certain materials that referenced, for informational purposes, an illustrative approximate implied equity value reference range for Discovery Global of $0.42 to $2.09 per share, based on applying a 4.5x to 5.5x adjusted EBITDA multiple (derived from a selected public companies analysis on a whole company basis) to WBD management’s then-projected calendar year 2026 estimated adjusted EBITDA of Discovery Global of $4.4 billion. This prior informational illustrative reference range did not reflect other methodologies, nor did it reflect subsequent developments in the SpinCo Business reflected in the Discovery Global projections presented in the Proxy Statement, the change in the Specified Amount or the estimated tax basis step-up expected by WBD management to result from the Separation and Distribution.

The WBD Board reviewed the changes to the Netflix transaction reflected in the Amended and Restated Netflix Merger Agreement, in particular (i) the change to an All-Cash Proposal, enhancing value certainty of the Merger Consideration, and (ii) the reduction of the “Specified Amount” of net indebtedness to be borne by Discovery Global at the effective time of the Separation and Distribution by $260 million. The WBD Board also considered a number of other relevant factors set forth in the Proxy Statement.

In connection with the WBD Board’s evaluation of the Netflix Merger, the WBD Board considered the financial analyses of Allen & Company and J.P. Morgan of the Merger Consideration and respective opinions of Allen & Company and J.P. Morgan rendered to the WBD Board on January 19, 2026, confirmed by delivery of written opinions dated January 19, 2026, as to the fairness, from a financial point of view, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, of the Merger Consideration provided for pursuant to the Amended and Restated Netflix Merger Agreement.

After full discussion, the WBD Board unanimously (i) determined that the terms of the Amended and Restated Netflix Merger Agreement and the transactions contemplated thereby, including the Netflix Merger, are fair to, and in the best interests of, WBD and its stockholders, (ii) determined that it is in the best interests of WBD and its stockholders and declared it advisable to enter into the Amended and Restated Netflix Merger Agreement, (iii) approved the execution and delivery by WBD of the Amended and Restated Netflix Merger Agreement, the performance by WBD of its covenants and agreements contained therein and the consummation of the transactions contemplated by the Amended and Restated Netflix Merger Agreement, including the Netflix Merger (but in the case of the Separation and Distribution, subject to the WBD Board’s final approval of thereof prior to the Separation and Distribution), upon the terms and subject to the conditions set forth therein, and (iv) resolved to recommend that the stockholders of WBD approve the Netflix Merger and adopt the Amended and Restated Netflix Merger Agreement and directed that the Amended and Restated Netflix Merger Agreement be submitted to the stockholders of WBD for their adoption.

On January 19, 2026, WBD and Netflix entered into the Amended and Restated Netflix Merger Agreement.

The subsection entitled “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation” in Item 4 of the Statement is hereby amended and supplemented by adding the following paragraph at the end of the subsection:

Subsequent to the WBD Board’s recommendation of January 7, 2026 that WBD stockholders reject the Offer and not tender any of their shares of WBD Common Stock pursuant to the Offer, the Netflix Merger Agreement was amended and restated to revise the structure of the previously announced transaction to provide that the $27.75 per share merger consideration to be paid to WBD stockholders in the Netflix Merger will be paid entirely in cash, instead of a combination of cash and shares of Netflix common stock, subject to the terms and conditions of the Amended and Restated Netflix Merger Agreement. In addition, the Amended and Restated Netflix Merger Agreement reduced the “Specified Amount” of net indebtedness to the borne by Discovery Global at the time of the Separation and Distribution by $260 million. On January 20, 2026, WBD filed a preliminary proxy statement on Schedule 14A which sets forth, among other things, the WBD Board’s reasons for recommending that WBD stockholders approve the Netflix Merger and adopt the Amended and Restated Netflix Merger Agreement.

Item 5. Person/Assets Retained, Employed, Compensated or Used

The first and second paragraphs in Item 5 of the Statement are hereby amended and restated in their entirety as follows:

WBD has retained Allen & Company, J.P. Morgan and Evercore as WBD’s financial advisors in connection with WBD’s consideration of a possible transaction, including the Netflix Merger, the Offer and other matters. WBD has agreed to pay (i) Allen & Company an aggregate fee of $90 million for its services, of which $10 million was payable upon the delivery of Allen & Company’s opinion to the WBD Board in connection with the Netflix Merger Agreement, $10 million was payable upon the delivery of Allen & Company’s opinion to the WBD Board in connection with the Amended and Restated Netflix Merger Agreement, $30 million is payable no later than December 1, 2026 and $40 million is contingent upon consummation of the Netflix Merger, the Offer or certain other transactions; (ii) J.P. Morgan an aggregate fee of $90 million for its services, of which $5 million was payable upon the delivery of J.P. Morgan’s opinion to the WBD Board in connection with the Netflix Merger Agreement, $10 million was payable upon the delivery of J.P. Morgan’s opinion to the WBD Board in connection with the Amended and Restated Netflix Merger Agreement, $30 million is payable no later than December 1, 2026 and $45 million is contingent upon consummation of the Netflix Merger, the Offer or certain other transactions; and (iii) Evercore an aggregate fee of $55 million for its services, contingent upon consummation of the Netflix Merger, the Offer or certain other transactions. WBD also has agreed to reimburse Allen & Company, J.P. Morgan and Evercore for their respective expenses and to indemnify Allen & Company, J.P. Morgan, Evercore and certain related parties against certain liabilities, including under federal securities laws, arising out of their engagement.

Allen & Company, J.P. Morgan and Evercore have not been retained to make any solicitation or recommendation in connection with the Netflix Merger, the Offer, any other transactions or otherwise.

Item 8. Additional Information

The second paragraph in the subsection entitled “Regulatory Approvals in Connection with the Netflix Merger” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

In the United States, the Amended and Restated Netflix Merger Agreement states the parties will file Notification and Report Forms pursuant to the HSR Act with the Antitrust Division and the FTC within 25 business days of signing. WBD and Netflix each filed their respective requisite Notification and Report Forms under the HSR Act, and the HSR Act waiting period commenced on December 17, 2025. Prior to the expiration of the waiting period, WBD and Netflix received Second Requests from the Antitrust Division on January 16, 2026. As a result, the waiting period has been extended until 11:59 p.m., New York City time, 30 calendar days after both of the parties have certified substantial compliance with such request.

The subsection entitled “Legal Proceedings” in Item 8 of the Statement is hereby amended and supplemented by adding the following paragraph at the end:

On January 12, 2026, PSKY filed a lawsuit against WBD and the WBD Board in the Delaware Court of Chancery (Paramount Skydance Corp. v. Zaslav, No. 2026-0044-). The suit asserts a claim for breach of fiduciary duty against the directors, alleging that the WBD Board failed to disclose material information in both the Initial 14D-9 and the Amended Schedule 14D-9. The suit seeks, among other things, an order requiring WBD to immediately supplement and correct all misleading and incomplete disclosures in such filings. On January 15, 2026, the Delaware Court of Chancery denied PSKY’s request for expedition, stating that PSKY failed to demonstrate that it would suffer any irreparable harm in its capacity as a WBD stockholder if the litigation was not expedited, among other reasons. The Court did not set a further schedule for PSKY’s lawsuit.

The subsections entitled “Important Information About the Netflix Merger and Where to Find It,” “Participants in the Solicitation” and “Cautionary Statement on Forward-Looking Statements” in Item 8 of the Statement are hereby amended and restated in their entirety as follows:

Important Information About the Netflix Merger and Where to Find It

This Statement may be deemed to be solicitation material in respect of the Netflix Merger. In connection with the Netflix Merger, WBD has filed a preliminary proxy statement with the SEC. The definitive proxy statement, when available, will be sent or given to WBD stockholders. WBD also intends to file a registration statement for Discovery Global. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE NETFLIX MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the proxy statement and registration statement (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website,

https://www.sec.gov. Free copies of the proxy statement and registration statement, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Netflix Merger. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement, registration statement and other relevant materials regarding the Netflix Merger when they become available.

Cautionary Statement on Forward-Looking Statements

Certain statements in this Statement, including statements concerning WBD, Netflix, PSKY, the Netflix Merger, the Offer, a possible business combination transaction with PSKY and other matters, constitute forward-looking statements. These statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the Netflix Merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control. All written and oral forward-looking statements concerning the Netflix Merger, the Offer, a possible business combination transaction with PSKY or other matters addressed in this Statement and attributable to WBD, Netflix or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Statement.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the Netflix Merger may not occur on the anticipated terms and timing or at all; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Netflix Merger; (3) the risk that WBD stockholders may not approve the Netflix Merger; (4) the risk that the necessary regulatory approvals for the Netflix Merger may not be obtained or may be obtained subject to conditions that are not anticipated; (5) risks that any of the closing conditions to the Netflix Merger may not be satisfied in a timely manner; (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the Separation and Distribution could cause a reduction to the consideration for the Netflix Merger; (7) risks related to litigation brought in connection with the Netflix Merger; (8) risks related to disruption of management time from ongoing business operations due to the Netflix Merger; (9) effects of the announcement, pendency or completion of the Netflix Merger on the ability of WBD to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; (10) negative effects of the announcement or the consummation of the Netflix Merger on the market price of WBD Common Stock; (11) risks related to the potential impact of general economic, political and market factors on WBD or the Netflix Merger; (12) inherent uncertainties involved in the estimates and assumptions used in the preparation of financial projections, and inherent uncertainties involved in the estimates and judgments used to estimate the differences between WBD’s Global Linear Networks segment results and the expected results of Discovery Global; (13) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms; (14) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company; (15) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD; (16) the risk that Discovery Global will incur significant indebtedness in connection with the Separation and Distribution, and the degree to which it will be leveraged following completion of the Separation and Distribution may materially and adversely affect its business, financial condition and results of operations; (17) the ability to obtain or consummate financing or refinancing related to the Netflix Merger or the Separation and Distribution upon acceptable terms or at all; (18) uncertainties as to how many WBD stockholders will tender their shares of WBD Common Stock in the Offer; (19) the conditions to the completion of the Offer, including the receipt of any required stockholder and regulatory approvals; (20) PSKY’s ability to finance the Offer and the indebtedness PSKY expects to incur in connection with the Offer; (21) the possibility that PSKY may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate WBD’s operations with those of PSKY, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Offer; and (22) the response of WBD, Netflix or PSKY management to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and the preliminary proxy statement filed by WBD in connection with the Netflix Merger and will be contained in the registration statement to be filed by Discovery Global in connection with the Separation and Distribution. WBD is not under any obligation, and expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this Statement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(71)	Amended and Restated Agreement and Plan of Merger, dated January 19, 2026, among Warner Bros. Discovery, Inc., Netflix, Inc., Nightingale Sub, Inc. and New Topco 25, Inc. (incorporated by reference to Exhibit 2.1 to WBD’s Form 8-K filed on January 20, 2026).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2026

Warner Bros. Discovery, Inc.

By:	/s/ Priya Aiyar
Name: Priya Aiyar
Title: Chief Legal Officer

ANNEX A

On January 19, 2026, Warner Bros. Discovery, Inc., a Delaware corporation (“WBD”), Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly owned subsidiary of Netflix (“Merger Sub”), and New Topco 25, Inc., a newly formed Delaware corporation and wholly owned subsidiary of WBD (“NewCo”), entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), which amends and restates in its entirety the Agreement and Plan of Merger, dated as of December 4, 2025, by and among WBD, Netflix, Merger Sub and NewCo (the “Original Merger Agreement”). Pursuant to the Amended and Restated Merger Agreement, WBD and Netflix have agreed to revise the structure of their previously announced transaction to provide that the $27.75 per share merger consideration to be paid to WBD stockholders in the Merger (as defined below) will be paid entirely in cash, instead of a combination of cash and shares of Netflix common stock, subject to the terms and conditions of the Amended and Restated Merger Agreement.

Consistent with, and unchanged from, the Original Merger Agreement, the Amended and Restated Merger Agreement provides that, among other things and subject to the terms therein, (i) a newly formed Delaware corporation and wholly owned subsidiary of NewCo will merge with and into WBD (the “Holdco Merger”) in accordance with Section 251(g) of the General Corporation Law of the State of Delaware and pursuant to an agreement and plan of merger, with WBD surviving as a wholly owned subsidiary of NewCo and with the stockholders of WBD immediately prior to the effective time of the Holdco Merger becoming the stockholders of NewCo at and immediately following the effective time of the Holdco Merger, and (ii) following an internal reorganization and the separation and distribution of WBD’s Global Linear Networks segment (subject to certain deviations set forth on a schedule to the Separation and Distribution Agreement (as defined below)) and certain other assets and liabilities as further described below (the “SpinCo Business”), as a result of which NewCo will hold WBD’s Streaming and Studios segments (subject to certain deviations set forth on a schedule to the Separation and Distribution Agreement) and certain other assets and liabilities as further described below (the “Retained Business”), at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into NewCo, with NewCo surviving as a wholly owned subsidiary of Netflix (the “Merger”).

Consistent with, and unchanged from, the Original Merger Agreement, at the effective time of the Holdco Merger, and by virtue of the Holdco Merger, each share of WBD’s Series A common stock, par value $0.01 per share (“WBD Common Stock”), will be converted into one share of NewCo common stock of the same class (“NewCo Common Stock”), and NewCo will be renamed “Warner Bros. Discovery, Inc.” For the avoidance of doubt, all references to WBD and WBD Common Stock with respect to a matter occurring after the completion of the Holdco Merger will be deemed to be references to NewCo and NewCo Common Stock, respectively.

The boards of directors of WBD and Netflix have unanimously approved the Amended and Restated Merger Agreement, including the Merger and the other transactions contemplated thereby, and the board of directors of WBD has resolved to recommend that WBD’s stockholders adopt the Amended and Restated Merger Agreement.

Separation and Distribution

Consistent with, and unchanged from, the Original Merger Agreement, prior to the consummation of the Merger, WBD and a newly formed subsidiary of WBD (“SpinCo”) will enter into a Separation and Distribution Agreement substantially in the form attached to the Amended and Restated Merger Agreement (the “Separation and Distribution Agreement”), pursuant to which WBD will, among other things, engage in an internal reorganization whereby it will transfer to SpinCo the SpinCo Business, including certain assets associated with such business, and SpinCo will assume from WBD or otherwise be allocated certain liabilities associated with such business (the “Separation”). WBD will retain the Retained Business, including all other assets and liabilities not transferred to SpinCo. Following the Separation and prior to the Merger, WBD will distribute all of the issued and outstanding shares of common stock of SpinCo to the holders of outstanding shares of WBD Common Stock as of the record date for the Distribution, on a pro rata basis (the “Distribution”), in accordance with the terms and subject to the conditions of the Separation and Distribution Agreement.

Consistent with, and unchanged from, the Original Merger Agreement, in connection with the Holdco Merger, NewCo will assume sponsorship of WBD stock plans and all WBD equity awards thereunder will be converted to NewCo equity awards, which will be further adjusted or converted in connection with the Separation and the Distribution (as described under Form of Employee Matters Agreement below). All references below to WBD equity awards herein will be deemed to be references to NewCo equity awards.

Consistent with, and unchanged from, the Original Merger Agreement, in connection with the transactions contemplated by the Separation and Distribution Agreement, WBD and SpinCo will enter into certain additional agreements, including an Employee Matters Agreement, an Intellectual Property Matters Agreement, a Tax Matters Agreement and a Transition Services Agreement (each as defined in the Amended and Restated Merger Agreement and substantially in the form attached to the form of the Separation and Distribution Agreement), which will govern certain rights, responsibilities and obligations of WBD and SpinCo, respectively, with respect to the subject matter applicable therein in connection with the Separation and the Distribution. WBD and/or Netflix will also enter into certain commercial arrangements with SpinCo prior to the consummation of the Merger.

At the effective time of the Distribution and in accordance with the Separation and Distribution Agreement, WBD will use commercially reasonable efforts to cause the net debt of SpinCo to equal a specified amount (the “Specified Amount”). The Separation and Distribution Agreement sets the Specified Amount, during the period that the Distribution is expected to be completed, to be $17.0 billion as of June 30, 2026, with decreases over time to $16.1 billion as of December 31, 2026. The Specified Amount of net debt of SpinCo included in the Amended and Restated Merger Agreement was reduced by $260 million from the Specified Amount included in the Original Merger Agreement. WBD may (but is not required to) reduce the Specified Amount in its sole discretion at any time prior to the effective time of the Distribution by electing to allocate to WBD a portion of the indebtedness that otherwise would have been assigned to SpinCo in the Separation (any such reduction, a “Specified Amount Reduction”). If WBD gives notice to SpinCo and Netflix of a Specified Amount Reduction, the price per share of WBD Common Stock payable by Netflix at the Effective Time will be reduced by an amount equal to (i) the amount of the Specified Amount Reduction divided by (ii) the number of outstanding shares of WBD Common Stock as of immediately prior to the Effective Time on a fully diluted, as converted and as exercised basis (such amount of reduction, the “Net Debt Adjustment Amount”). The debt allocation mechanism provides WBD with flexibility to optimize the capital structure of SpinCo. Any Specified Amount Reduction is in WBD’s sole discretion and would result in a corresponding increase in the equity value of SpinCo, which value will be distributed to WBD stockholders pursuant to the Distribution. As a result, the debt allocation mechanism would not reduce the total value received by WBD stockholders in the Merger and the Separation and the Distribution.

Amended and Restated Merger Agreement

Effect on Capital Stock

Following the consummation of the Separation and the Distribution, at the Effective Time, subject to the terms and conditions of the Amended and Restated Merger Agreement, each share of WBD Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of WBD Common Stock to be canceled in accordance with the Amended and Restated Merger Agreement, certain shares of WBD Common Stock subject to WBD equity awards assumed by WBD in connection with the Separation and the Distribution that will be treated in accordance with the Amended and Restated Merger Agreement or shares as to which appraisal rights have been properly exercised) shall be converted into the right to receive an amount in cash equal to $27.75, without interest (the “Merger Consideration”), subject to any Net Debt Adjustment.

Treatment of Equity Awards

At the Effective Time, each outstanding option to purchase shares of WBD Common Stock granted under any WBD stock plan (a “WBD Option”) that is (x) by its terms vested as of the Effective Time or (y) held by a former employee or service provider of WBD (each, a “Vested WBD Option”) will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per-share exercise price for such Vested WBD Option by (ii) the total number of shares of WBD Common Stock subject to such Vested WBD Option immediately prior to the Effective Time.

At the Effective Time, each WBD Option that is outstanding and unexercised immediately prior to the Effective Time and that is not a Vested WBD Option (an “Unvested WBD Option”) with an exercise price per share of WBD Common Stock that is less than the Merger Consideration will be assumed by Netflix and automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the excess of the Merger Consideration over the per-share exercise price for such Unvested WBD Option, by (ii) the total number of shares of WBD Common Stock subject to such Unvested WBD Option immediately prior to the Effective Time (the “Unvested WBD Option Consideration”), with such Unvested WBD Option Consideration remaining subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) that applied to the corresponding Unvested WBD Option immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by the Amended and Restated Merger Agreement or for other administrative or ministerial changes as in the reasonable and the good faith determination of Netflix are appropriate to conform the administration of the Unvested WBD Option Consideration amounts and are not adverse to the holders) with respect to receipt of the Unvested WBD Option Consideration.

At the Effective Time, each WBD Option with an exercise price per share of WBD Common Stock that is equal to or greater than the Merger Consideration will be canceled without any cash payment or other consideration being made in respect thereof.

At the Effective Time, each award of restricted stock units corresponding to shares of WBD Common Stock granted pursuant to any WBD stock plan, including performance restricted stock units (a “WBD RSU”) that is vested in accordance with its terms as of the Effective Time or that is held by a non-employee member of the board of directors of WBD (each, a “Vested WBD RSU”), will be canceled and converted into the right to receive the Merger Consideration with respect to each share of WBD Common Stock underlying such Vested WBD RSU, with the number of shares of WBD Common Stock subject to such Vested WBD RSU granted with performance-based vesting conditions, determined based on the attainment of the applicable performance measures at the actual level of performance by the board of directors of WBD or a committee thereof in the ordinary course of business and consistent with past practice.

At the Effective Time, each WBD RSU that is outstanding immediately prior to the Effective Time and that is not a Vested WBD RSU (each, an “Unvested WBD RSU”) will be assumed by Netflix and automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration, multiplied by (ii) the total number of shares of WBD Common Stock subject to such Unvested WBD RSU immediately prior to the Effective Time (the “Unvested WBD RSU Consideration”), with such Unvested WBD RSU Consideration remaining subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) that applied to the corresponding Unvested WBD RSU immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by the Amended and Restated Merger Agreement or for other administrative or ministerial changes as in the reasonable and the good faith determination of Netflix are appropriate to conform the administration of the Unvested WBD RSU Consideration amounts and are not adverse to the holders) with respect to receipt of the Unvested WBD RSU Consideration.

At the Effective Time, the total number of shares of WBD Common Stock subject to each Unvested WBD RSU that remains subject to performance-based vesting conditions as of the Effective Time will be determined by assuming, in respect of such WBD RSU, achievement at the greater of (x) target performance and (y) actual performance extrapolated through the end of the applicable performance period based on actual performance through the closing date of the Merger, determined by the board of directors of WBD or a committee thereof in good faith and consistent with past practice.

At the Effective Time, each deferred stock unit of WBD (a “WBD DSU”) that is outstanding immediately prior to the Effective Time will be assumed by Netflix and automatically converted into a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (A) the Merger Consideration by (B) the number of shares of WBD Common Stock subject to such WBD DSU immediately prior to the Effective Time (the “WBD DSU Consideration”), with such WBD DSU Consideration remaining subject to the same terms and conditions that applied to the corresponding WBD DSU immediately prior to the Effective Time (including with respect to timing of payment).

At the Effective Time, each notional investment unit with respect to shares of WBD Common Stock (a “WBD Notional Unit”) subject to WBD’s Non-Employee Directors Deferral Plan and WBD’s Supplemental Retirement Plan (each, a “WBD DC Plan”) that is outstanding immediately prior to the Effective Time will be assumed by Netflix and automatically converted into a notional unit with respect to a number of shares of Netflix common stock (a “Netflix Notional Unit”) equal to the product obtained by multiplying (A) the Equity Award Exchange Ratio (as defined below) by (B) the number of shares of WBD Common Stock subject to such WBD Notional Unit immediately prior to the Effective Time, with each such Netflix Notional Unit remaining subject to the same terms and conditions that applied to the corresponding WBD Notional Unit immediately prior to the Effective Time (including with respect to timing and form of payment), as set forth in the applicable WBD DC Plan, provided that WBD Notional Units held by SpinCo Award Holders will settle in cash. The “Equity Award Exchange Ratio” is determined by dividing (i) the Merger Consideration by (ii) the per share volume-weighted average trading price of Netflix common stock for the fifteen consecutive trading days ending on (and including) the trading day that is three trading days prior to the closing date of the Merger.

Representation and Warranties; Certain Covenants

The Amended and Restated Merger Agreement contains customary representations and warranties of both WBD (relating to the Retained Business) on the one hand, and Netflix and Merger Sub, on the other hand, in each case generally subject to materiality qualifiers, each of which are generally deemed to have been made as of the date of the Original Merger Agreement, subject to certain exceptions. Additionally, consistent with, and unchanged from, the Original Merger Agreement, the Amended and Restated Merger Agreement provides for customary pre-closing covenants of WBD, including covenants relating to conducting the Retained Business in the ordinary course consistent with past practice and to refrain from taking certain actions without Netflix’s consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with such alternative transactions and, subject to certain exceptions, covenants to recommend that WBD’s stockholders approve the Merger and adopt the Amended and Restated Merger Agreement (such recommendation, the “WBD Recommendation”).

Consistent with, and unchanged from, the Original Merger Agreement, prior to the adoption of the Amended and Restated Merger Agreement by WBD’s stockholders, the board of directors of WBD may, in response to an unsolicited third-party acquisition proposal received after the date of the Original Merger Agreement, withdraw, qualify, modify or propose publicly to do the foregoing with respect to the WBD Recommendation, or approve, recommend or otherwise declare advisable a Company Superior Proposal (as defined in the Amended and Restated Merger Agreement), or cause WBD to terminate the Amended and Restated Merger Agreement, subject to complying with notice requirements and other specified processes in the Amended and Restated Merger Agreement, including giving Netflix the opportunity to propose revisions to the terms of the transactions contemplated by the Amended and Restated Merger Agreement during a match right period, and paying Netflix the Company Termination Fee (as defined below) prior to or substantially concurrently with such termination.

Consistent with, and unchanged from, the Original Merger Agreement, WBD and Netflix have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable under applicable laws to consummate the Merger as promptly as practicable after the date of the Original Merger Agreement, including to obtain the required regulatory approvals for the Merger, and Netflix has agreed, if required to resolve or eliminate any impediments or objections that may be asserted with respect to the Merger, to certain commitments relating thereto.

Closing Conditions

Consummation of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the consummation of the Separation and Distribution in all material respects in accordance with the principal terms of the Separation and Distribution Agreement, (ii) the adoption of the Amended and Restated Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of WBD Common Stock entitled to vote (the “WBD Stockholder Approval”) at a meeting of WBD’s stockholders duly called and held for such purpose (the “WBD Stockholder Meeting”), (iii) the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of certain other mandatory waiting periods or receipt of certain other clearances or affirmative approvals of certain other governmental bodies, agencies or authorities and (iv) the absence of any law or order, issued by a court or governmental entity of competent jurisdiction, restraining, enjoining, prohibiting or preventing the consummation of the Merger. Each of WBD’s and Netflix’s obligations to consummate the Merger is also subject to certain other conditions, including, among others, the compliance with pre-closing covenants by and accuracy of the representations and warranties of WBD (on the part of Netflix), on the one hand, and Netflix and Merger Sub (on the part of WBD), on the other hand (in each case, subject to certain qualifications). Netflix’s obligation to consummate the Merger is also subject to the absence of certain changes that have had, or would reasonably be expected to have, a material adverse effect with respect to the Retained Business of WBD. The consummation of the Merger is not subject to a financing condition.

Termination Rights and Fees

Consistent with, and unchanged from, the Original Merger Agreement, the Amended and Restated Merger Agreement also provides for certain mutual termination rights. Subject to certain limitations, the Amended and Restated Merger Agreement may be terminated by either Netflix or WBD (i) by mutual written consent, (ii) if the WBD Stockholder Meeting concludes without obtaining the WBD Stockholder Approval, (iii) if any governmental entity of competent jurisdiction issues, enacts, enforces or enters any order permanently enjoining or prohibiting the consummation of the Merger, and such order becomes final and non-appealable or (iv) subject to certain limitations, if the Effective Time has not occurred on or before 11:59 p.m., Eastern time, on March 4, 2027 (the “End Date”), subject to two automatic three (3)-month extensions if on both such dates all of the closing conditions, except those related to regulatory approvals and governmental orders, have been satisfied or waived. In addition, (x) the Amended and Restated Merger Agreement may be terminated by Netflix (1) due to certain breaches by WBD of its representations, warranties and covenants contained in the Amended and Restated Merger Agreement, subject to certain cure rights, or (2) if prior to the WBD Stockholder Meeting, the board of directors of WBD effects a change in the WBD Recommendation, and (y) the Amended and Restated Merger Agreement may be terminated by WBD (A) due to certain breaches by Netflix of its representations, warranties and covenants contained in the Amended and Restated Merger Agreement, subject to certain cure rights or (B) if prior to the WBD Stockholder Meeting, WBD determines to enter into a definitive agreement providing for a Company Superior Proposal.

Consistent with, and unchanged from, the Original Merger Agreement, if, prior to receipt of WBD Stockholder Approval, (i) the Amended and Restated Merger Agreement is terminated by WBD in order to enter into a definitive agreement providing for a Company Superior Proposal, (ii) the Amended and Restated Merger Agreement is terminated by Netflix because the board of directors of WBD has changed its recommendation that WBD stockholders adopt the Amended and Restated Merger Agreement, (iii) the Amended and Restated Merger Agreement is terminated by Netflix or WBD as a result of the WBD Stockholder Approval having not been obtained and, immediately prior to the WBD Stockholder Meeting, Netflix would have been entitled to terminate the Amended and Restated Merger Agreement because the board of directors of WBD has changed its recommendation that WBD stockholders adopt the Amended and Restated Merger Agreement or (iv) (x) after the date of the Original Merger Agreement, an acquisition proposal is publicly proposed or publicly disclosed prior to the WBD Stockholder Meeting (a “WBD Qualifying Transaction”), (y) the Amended and Restated Merger Agreement is terminated (1) by Netflix or WBD as a result of the WBD Stockholder Approval having not been obtained or (2) by Netflix as a result of a willful breach by WBD of its covenants in the Amended and Restated Merger Agreement and (z) concurrently with or within twelve (12) months after such termination, WBD (1) consummates a WBD Qualifying Transaction or (2) enters into a definitive agreement providing for a WBD Qualifying Transaction, then WBD will be obligated to pay Netflix a fee equal to $2,800,000,000 (the “Company Termination Fee”).

Consistent with, and unchanged from, the Original Merger Agreement, if the Amended and Restated Merger Agreement is terminated by WBD or Netflix (i) if the Effective Time has not occurred prior to the End Date due to the closing conditions related to regulatory approvals and governmental orders not being satisfied, but all other closing conditions have been satisfied or waived (or have not been satisfied due to a breach by Netflix or Merger Sub of their obligations under the Amended and Restated Merger Agreement) or (ii) due to an antitrust or foreign regulatory injunction permanently prohibiting the closing of the Merger, then Netflix will be obligated to pay WBD a termination fee equal to $5,800,000,000 in cash.

Consistent with, and unchanged from, the Original Merger Agreement, the Amended and Restated Merger Agreement also provides that each party may seek to compel the other parties to specifically perform their obligations under the Amended and Restated Merger Agreement.

Form of Separation and Distribution Agreement

In addition to the matters described above, the Separation and Distribution Agreement will provide that the Distribution is subject to satisfaction (or waiver by WBD in its sole and absolute discretion) of certain conditions. WBD will have the discretion to determine (and change, subject to prior written notice to, and under certain circumstances consent of, Netflix) the terms of the Separation and the Distribution and to determine whether to abandon the Separation and the Distribution, subject to the obligation in the Amended and Restated Merger Agreement for WBD to use reasonable best efforts to cause the Separation and the Distribution to be consumed in all material respects in accordance with the terms of the Separation and Distribution Agreement. Termination of the Separation and Distribution Agreement will require the consent of WBD and, unless the Amended and Restated Merger Agreement has been terminated in accordance with the terms thereof, Netflix.

The Separation and Distribution Agreement will also set forth certain other covenants and agreements between WBD and SpinCo related to the Separation and the Distribution, including provisions concerning the termination and settlement of intercompany accounts and financing or refinancing certain indebtedness. The Separation and Distribution Agreement will also set forth certain covenants and agreements that govern certain aspects of the relationship between WBD and SpinCo following the Distribution, including provisions with respect to release of claims and indemnification.

Except for the “Specified Amount” of net indebtedness to be borne by SpinCo at the effective time of the Distribution being reduced by $260 million, the form of the Separation and Distribution Agreement is consistent with, and unchanged from, the Original Merger Agreement.

Form of Employee Matters Agreement

In connection with the Separation and the Distribution, WBD and SpinCo will enter into the Employee Matters Agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefit plans and programs and other related matters. The Employee Matters Agreement will also govern the treatment of WBD equity-based awards assumed by NewCo in connection with the Holdco Merger that are outstanding as of the Separation and the Distribution.

Pursuant to the Employee Matters Agreement, at the time of the Distribution, subject to certain exceptions, (i) each outstanding WBD equity-based award held by a current or former employee of WBD will be adjusted to reflect the impact of the Distribution such that the intrinsic value of such award is maintained, and (ii) each outstanding WBD equity-based award held by (a) a current or former SpinCo employee (and granted prior to calendar year 2026) or (b) a non-employee director of the WBD board will be converted into a SpinCo equity-based award and an adjusted WBD equity-based award that together have the same aggregate intrinsic value as the original WBD equity-based award from which they were converted. All adjusted WBD equity-based awards and SpinCo equity-based awards resulting from such conversion shall otherwise be subject to the same terms and conditions after the Distribution as were applicable to such WBD equity-based awards prior to the Distribution, except that any performance-vesting criteria that applied to a WBD equity-based award granted prior to 2026 shall be deemed to be satisfied as provided in the Employee Matters Agreement.

The form of the Employee Matters Agreement is consistent with, and unchanged from, the Original Merger Agreement.

Form of Intellectual Property Matters Agreement

In connection with the Separation and the Distribution, WBD and SpinCo will enter into the Intellectual Property Matters Agreement, pursuant to which WBD and SpinCo and their respective affiliates will grant each other certain licenses for patents, software and other shared intellectual property (excluding content and trademarks) to facilitate the continued use of shared intangible assets following the consummation of the Separation and the Distribution. Additionally, the Intellectual Property Matters Agreement will provide for a 180-day transition period during which each party and its affiliates may continue to use the trademarks of the other party and its affiliates for the purpose of winding up such usage.

The form of the Intellectual Property Matters Agreement is consistent with, and unchanged from, the Original Merger Agreement.

Form of Tax Matters Agreement

In connection with the Separation and Distribution, WBD and SpinCo will enter into the Tax Matters Agreement, which will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes incurred in connection with the Distribution and certain related transactions. The Tax Matters Agreement will also set forth the respective rights, responsibilities and obligations of the parties with respect to the preparation and filing of tax returns, the control of audits and other tax proceedings, assistance and cooperation on tax matters, and other matters regarding taxes.

The form of the Tax Matters Agreement is consistent with, and unchanged from, the Original Merger Agreement.

Form of Transition Services Agreement

In connection with the Separation and the Distribution, WBD and SpinCo will enter into the Transition Services Agreement, pursuant to which WBD and SpinCo and their respective affiliates will provide to each other, on an interim, transitional basis, various services intended to support business continuity, facilitate operational integration, and ensure an efficient and orderly transition of responsibilities, systems and processes following the consummation of the Separation and the Distribution. Such services will include, among others, technology and operations (including IT, infrastructure, enterprise systems, media technology and operations), benefits, payroll, finance, legal, procurement, marketing, content operations, streaming technology, and other corporate services, and will be provided for in detail in schedules to the Transition Services Agreement.

The form of the Transition Services Agreement is consistent with, and unchanged from, the Original Merger Agreement.

Description of Amended and Restated Merger Agreement Not Complete

The foregoing description of the Amended and Restated Merger Agreement, including the forms of agreements attached as exhibits thereto, and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Amended and Restated Merger Agreement, including the forms of agreements attached as exhibits thereto, which is attached as Exhibit (e)(71) hereto and is incorporated herein by reference.

The Amended and Restated Merger Agreement, including the forms of agreements attached as exhibits thereto, has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Netflix, WBD, NewCo or SpinCo. The representations, warranties, covenants and agreements contained in the Amended and Restated Merger Agreement were made only for purposes of the Amended and Restated Merger Agreement, as of the specific dates therein, were solely for the benefit of the parties to the Amended and Restated Merger Agreement and the parties expressly identified as third-party beneficiaries thereto, as applicable (except as expressly provided therein), are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Amended and Restated Merger Agreement instead of establishing these matters as facts, and are subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Except as expressly provided in the Amended and Restated Merger Agreement, stockholders are not third-party beneficiaries under the Amended and Restated Merger Agreement and should not rely on the representations, warranties, covenants or agreements therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Original Merger Agreement or Amended and Restated Merger Agreement, as applicable, which subsequent information may or may not be fully reflected in Netflix’s and WBD’s respective public disclosures.